Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

PS International Group Ltd. (the “Company”) is providing the following selected unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the transactions.

The unaudited pro forma combined balance sheet as of December 31, 2023 gives pro forma effect to the Business Combination (as defined below) as if it had been consummated as of that date. The unaudited pro forma combined statement of operations for the twelve months ended December 31, 2023 give pro forma effect to the Business Combination as if it had occurred as of the beginning of the earliest period presented. The unaudited pro forma combined balance sheet is presented as of December 31, 2023 and the unaudited pro forma combined statement of operations is presented for the year ended December 31, 2023.

This information should be read together with audited financial statements and related notes of PSI Group Holdings Ltd (“PSI”) and AIB Acquisition Corporation (“AIB”), “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PSI,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AIB” and other financial information included elsewhere in Company’s Registration Statement on Form F-4 (Registration No. 333-279807) (as amended, the “Form F-4”) initially filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2024.

Unless the context otherwise indicated, capitalized terms used herein shall have the same meanings as those defined in the Company’s shell company report on Form 20-F (the “Report”) filed with the SEC on July 24, 2024.

The unaudited pro forma combined balance sheet as of December 31, 2023 has been prepared using the following:

●	PSI’s historical audited consolidated balance sheet as of December 31, 2023, as included in Form F-4; and

●	AIB’s historical audited balance sheet as of December 31, 2023, as included in Form F-4.

The unaudited pro forma combined statement of operations for the twelve months ended December 31, 2023 have been prepared using the following:

●	PSI’s historical audited consolidated statement of operations for the year ended December 31, 2023, as included in Form F-4; and

●	AIB’s historical audited statement of operations for the year ended December, 2023, as included in Form F-4

Description of the Business Combination

On July 18, 2024 (the “Closing Date”), the Company consummated the previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement, dated December 27, 2023 (the “Business Combination Agreement”), by and among (i) PS International Group Ltd. (the “Company”), (ii) AIB Acquisition Corporation, a Cayman Islands exempted company (“AIB”), (iii) PSI Group Holdings Ltd 利航國際控股有限公司, a Cayman Islands exempted company (“PSI”), (iv) AIB LLC, a Delaware limited liability company (the “Sponsor”), (v) PSI Merger Sub I Limited, a Cayman Islands exempted company (“PSI Merger Sub I”), and (vi) PSI Merger Sub II Limited, a Cayman Islands exempted company (“PSI Merger Sub II”).

Pursuant to the Business Combination Agreement, (a) PSI Merger Sub I merged with and into PSI (the “First Merger”) on July 16, 2024, with PSI surviving the First Merger as a wholly-owned subsidiary of the Company and the outstanding shares of PSI being converted into the right to receive ordinary shares of the Company (“Ordinary Shares”), and (b) PSI Merger Sub II merged with and into AIB (the “Second Merger”, and together with the First Merger, the “Mergers”) on July 18, 2024, with AIB surviving the Second Merger as a wholly-owned subsidiary of the Company and the outstanding securities of AIB being converted into the right to receive substantially equivalent securities of the Company.

Accounting for the Business Combination

The Business Combination was accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, AIB was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on shareholders of PSI (collectively, the “Seller”) expecting to have a majority of the voting power of the combined company, PSI comprising the ongoing operations of the combined company, PSI comprising a majority of the governing body of the combined company, and PSI’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of PSI issuing shares for the net assets of AIB, accompanied by a recapitalization. The net assets of AIB were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of PSI.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable and are expected to have a continuing impact on the results of the combined company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Business Combination.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. The Company and AIB have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

There is no historical activity with respect to the Company, Merger Sub I or Merger Sub II, accordingly, no adjustments were required with respect to these entities in the pro forma combined financial statements.

In July 2024, 954,338 AIB Class A Ordinary Shares were rendered for redemption. Upon the completion of the Business Combination, 30,463 AIB Class A Ordinary Shares held by AIB’s Public Shareholders remained unredeemed.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are (i) 20,000,000 Ordinary Shares issued to the shareholders of PSI (the “Seller”), based on the price of $10.00 per share; (ii) 301,875 Ordinary Shares issued to the underwriter to settle the deferred underwriting fees; (iii) 22,000 Ordinary Shares issued to the Sponsor to settle working capital loans of $200,000 due to the Sponsor. (iv) 200,000 Ordinary Shares issued to the underwriter as buy-side advisory service fees; and (v) 200,000 Ordinary Shares issued to PSI’s financial advisor as service fee.

Upon the completion of the Business Combination, public shareholders of AIB prior to the Business Combination (“AIB Public Shareholders”), the Sponsor, officers and directors of AIB (collectively, “AIB Initial Shareholders”), and the Seller owned approximately 3.7%, 13.9% and 82.4% of the outstanding shares of the Company, respectively.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2023

	(A) AIB	(B) PSI	Pro Forma Adjustments		Pro Forma Balance Sheet
ASSETS
Current Assets
Cash and cash equivalents	$114,709	$10,769,662	$11,315,193	(a)	$9,261,931
	—	—	567,183	(b)	—
	—	—	(11,514,816)	(c)	—
	—	—	(1,990,000)	(f)	—
Restricted cash	—	2,931,357	—		2,931,357
Accounts receivable, net	—	20,136,692	—		20,136,692
Accounts receivable – related parties	—	11,885	—		11,885
Contract asset, net	—	984,135	—		984,135
Amounts due from related parties, net	—	117,327	—		117,327
Prepayments and other current assets, net	38,370	91,749	—		130,119
Total Current Assets	153,079	35,042,807	(1,622,440)		33,573,446

Non-current Assets
Investments held in the Trust Account	11,315,193	—	(11,315,193)	(a)	—
Property and equipment, net	—	184,903	—		184,903
Right of use assets	—	59,245	—		59,245
Total Assets	$11,468,272	$35,286,955	$(12,937,633)		$33,817,594

LIABILITIES AND SHAREHOLDERS’ (DEFICITS) EQUITY
LIABILITIES
Accounts payable	$—	$18,171,694	$—		$18,171,694
Accounts payable – related parties	—	474,161	—		474,161
Contract liabilities	—	4,015	—		4,015
Other payables and accrued liabilities	653,733	851,012	—		1,504,745
Tax payables	—	737,196	—		737,196
Provision for compensation	—	1,574,240	—		1,574,240
Lease liabilities – current	—	47,689	—		47,689
Amounts due to related parties	1,591,554	469,534	(200,000)	(i)	1,861,088
Dividend payables	—	28,154	—		28,154
Total Current Liabilities	2,245,287	22,357,695	(200,000)		24,402,982

Lease liabilities – non-current	—	17,227	—		17,227
Deferred underwriting fee	3,018,750	—	(3,018,750)	(e)	—
Total Liabilities	5,264,037	22,374,922	(3,218,750)		24,420,209

Commitments and Contingencies

Class A ordinary shares subject to possible redemption, $0.0001 par value, 984,801 at redemption value of $11.49 per share at December 31, 2023	11,315,193	—	567,183	(b)	—
	—	—	(11,514,816)	(c)	—
	—	—	(367,560)	(d)	—

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2023 — (Continued)

	(A) AIB	(B) PSI	Pro Forma Adjustments		Pro Forma Balance Sheet
SHAREHOLDERS’ (DEFICITS) EQUITY
Preference shares, $0.0001 par value, 1,000,000 shares authorized, none issued and outstanding	—	—	—		—
Ordinary shares, $0.0001 par value	—	—	3	(d)	2,427
	—	—	30	(e)	—
	—	—	40	(f)	—
	—	—	2,000	(g)	—
	—	—	2	(i)	—
	—	—	352	(j)	—
Class A ordinary shares; $0.0001 par value; 50,000,000 shares authorized; 2,627,224 shares issued and outstanding at December 31, 2023	262	—	90	(g)	—
			(352)	(j)
Class B ordinary shares; $0.0001 par value; 3,000,000 shares authorized; 1 share issued and outstanding at December 31, 2023	—	—	—		—
Additional paid-in capital	—	7,877,540	367,557	(d)	32,291,265
	—	—	3,018,720	(e)	—
	—	—	(1,865,040)	(f)	—
	—	—	(5,113,310)	(g)	—
	—	—	27,805,800	(h)	—
	—	—	199,998	(i)	—
Retained earnings (accumulated deficits)	(5,111,220)	4,960,116	(125,000)	(f)	(22,970,684)
	—	—	5,111,220	(g)	—
	—	—	(27,805,800)	(h)	—
Accumulated other comprehensive loss	—	(41,439)	—		(41,439)
Total Shareholders’ (Deficits) Equity	(5,110,958)	12,796,217	1,596,310		9,281,569

Non-controlling interest	—	115,816	—		115,816
Total Liabilities, Redeemable Class A Ordinary Shares and Shareholders’ (Deficits) Equity	$11,468,272	$35,286,955	$(12,937,633)		$33,817,594

Unaudited Pro Forma Combined Balance Sheet Adjustments

The pro forma adjustment to the unaudited combined pro forma balance sheet consists of the following:

A.	Derived from the audited balance sheet of AIB as of December 31, 2023.

B.	Derived from the audited consolidated balance sheet of PSI as of December 31, 2023.

a.	Reflects the release of cash from cash and investment held in the Trust Account.

b.	Reflects the release of cash from interest income earned on cash and investment held in the Trust Account.

c.	Reflects the redemption of an aggregate of 954,338 AIB Class A Ordinary Shares by AIB Public Shareholders in July 2024.

d.	Reflects the conversion of 30,463 AIB Class A Ordinary Shares held by AIB Public Shareholders into Ordinary Shares.

e.	Reflects the settlement of approximately $3.0 million of deferred underwriting commission incurred during the initial public offering of AIB due upon completion of the Business Combination, by issuance of 301,875 Ordinary Shares at price of $10.00 per share.

f.	Reflects (i) estimated cash payments of professional expenses of $2.0 million related to the Business Combination, among which approximately $1.9 million was deducted against additional paid-in capital, and $0.1 million was charged to income statements. The professional expenses were comprised of legal expenses, financial advisory expenses, audit expenses, fairness opinion expenses and other service fees; and (ii) issuance of 200,000 Ordinary Shares to each of the buy-side advisor and PSI’s financial advisor, respectively, as service fee, both of which were offering costs deducted against additional paid-in capital.

g.	Reflects recapitalization of PSI through issuance of AIB Ordinary Shares (including upon conversion of AIB Rights) and eliminates AIB historical accumulated earnings.

h.	Reflects the vesting of options to purchase 1,694,000 Ordinary Shares. On the Closing Date, 2,420,000 options were granted to certain directors and employees of PSI, 70% of which were vested on the Closing Date. The grant date fair value of these options was referred to the closing market price of $11.49 per share on December 29, 2023.

i.	Reflects the issuance of 22,000 Ordinary Shares to the Sponsor to settle amounts of $0.2 million due to the Sponsor.

j.	Reflects conversion of 3,528,598 AIB Class A Ordinary Shares and 1 AIB Class B Ordinary Share to Ordinary Shares upon the Closing.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2023

	(A) AIB	(B) PSI	Pro Forma Adjustments		Pro Forma Income Statement
Account Name
Revenues	$—	$140,020,469	$—		$140,020,469
Cost of revenues	—	(127,267,588)	—		(127,267,588)
Gross profit	—	12,752,881	—		12,752,881

Operating expenses
Provisions for compensation and penalty	—	(1,245,625)	—		(1,245,625)
General and administrative expenses	(1,432,432)	(5,526,360)	(24,756,600)	(b)	(31,715,392)
Total operating expenses	(1,432,432)	(6,771,985)	(24,756,600)		(32,961,017)
(Loss) income from operations	(1,432,432)	5,980,896	(24,756,600)		(20,208,136)

Other Income (Expenses)
Bank interest income	—	79,207	—		79,207
Interest expense	—	(1,291)	—		(1,291)
Other expenses, net	—	(64,892)	—		(64,892)
Interest earned on investments held in the Trust Account	699,124	—	(699,124)	(a)	—
Total other income, net	699,124	13,024	(699,124)		13,024
Income (Loss) Before Income Taxes	(733,308)	5,993,920	(25,455,724)		(20,195,112)

Income tax expenses	—	(1,381,729)	—		(1,381,729)
Net income (loss)	$(733,308)	$4,612,191	$(25,455,724)		$(21,576,841)

Weighted average shares outstanding of ordinary shares	2,627,225		21,655,712	(c)	24,282,937
Basic and diluted net loss per ordinary share	$(0.28)		$(0.61)	(c)	$(0.89)

Notes and adjustment to Unaudited Pro Forma Condensed Combined Statement of Operations

The notes and pro forma adjustments to the unaudited condensed combined pro forma statements of operations consist of the following:

A.	Derived from AIB’s audited statement of loss for the year ended December 31, 2023.

B.	Derived from PSI’s audited statement of operations for the year ended December 31, 2023.

a)	Represents an adjustment to eliminate interest income related to cash and investment held in Trust Account.

b)	Reflects the vesting of options to purchase an aggregate of 1,694,000 Ordinary Shares. On the Closing Date, 2,420,000 options were granted to certain directors and employees of PSI, 70% of which were vested on the Closing Date. The grant date fair value of the option was referred to the closing market price of $10.23 per share on January 3, 2023.

c)	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the initial public offering occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combination for the entire period.

The calculation of weighted average shares outstanding for the year ended December 31, 2023 is set forth in below table:

The Seller	20,000,000
AIB’s Public Shareholders	892,963
AIB Initial Shareholders	2,758,437
Maxim	631,537
Weighted average shares outstanding of ordinary shares	24,282,937
Less: AIB’s Weighted average shares outstanding of ordinary shares	(2,627,225)
Adjustment (c)	21,655,712